Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

LUNDIN REPORTS 2009 RESERVE & RESOURCE ESTIMATE

Toronto, February 22, 2010 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation (“Lundin” or the “Company”) today reported its Mineral Reserve and Resource estimates as at December 31, 2009.

Investment in in-mine and near-mine exploration has seen the growth of mineral reserves to replace record ore tonnages mined during the year at both Neves-Corvo and Zinkgruvan. In addition, at Neves-Corvo there has been an increase of 11 million tonnes (+44%) in measured and indicated copper resources (approximately 160,000 tonnes of contained copper or roughly equivalent to 2 years of production) and over 20 million tonnes have been added in inferred copper resources.

At Tenke Fungurume (“Tenke”) in the Democratic Republic of Congo, exploration during 2009 has resulted in further increases in mineral resources. Three new deposits have been added to the mineral reserves in 2009 resulting in an increase in proven and probable reserves of 1.1 million tonnes of contained copper.

Commenting on the 2009 estimates, Mr. Phil Wright, President and CEO of Lundin Mining said “Our goal this past year was to increase copper resources at Neves-Corvo and the increases we have seen continue to justify this ongoing investment, and our belief that Neves-Corvo remains under-explored.”

“Equally pleasing is the growth of the mineral reserves at Tenke and the significant increase in the contained copper and cobalt in reserves” Mr. Wright said.

The tables attached to this release summarize the Mineral Reserve and Resource estimates for each of the Company’s mines as of December 31, 2009. In addition, reserves and resources are reported for the Tenke Fungurume Project, in which Lundin Mining has a 24.75% equity interest

Lundin Mining plans to update the Mineral Reserve and Resource estimates as at June 30, 2010, and annually thereafter. This aligns timing of updates with annual planning processes

About Lundin Mining

Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified base metals mining company with operations in Portugal, Sweden, Spain and Ireland, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Marie Inkster, Chief Financial Officer: +1-416-342-5568
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves Definitions and Guidelines” (the “CIM Guidelines”). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission the “SEC”) and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

Mineral Reserves and Resources

Mineral Reserves									Contained Metal 000's (Ounces millions)
	Category	000's	Cu	Zn	Pb	Ag	Ni	Co	Cu	Zn	Pb	Ag	Ni	Co	Lundin
		Tonnes	%	%	%	g/t	%	%	T	T	T	Oz	T	T	Interest
Copper
Neves-Corvo	Proven	18,541	3.8	1.0	0.3	43			699	178	57	26			100%
	Probable	1,993	2.7	0.6	0.5	54			54	12	11	3			100%
	Total	20,534	3.7	0.9	0.3	44			753	190	68	29			100%
Zinkgruvan	Proven	2,787	2.6	0.3		30			72	8		3			100%
	Probable	92	2.6	0.4		30			2	0		0			100%
	Total	2,879	2.6	0.3		30			75	9		3			100%
Tenke	Proven	49,755	3.4					0.4	1,675					199	24.75%
Fungurume	Probable	84,869	3.0					0.3	2,538					245	24.75%
	Total	134,624	3.1					0.3	4,213					444	24.75%
Zinc
Neves-Corvo	Proven	39,335	0.4	6.5	1.5	61			154	2,550	585	77			100%
	Probable	14,848	0.3	7.1	1.9	55			48	1,053	278	26			100%
	Total	54,182	0.4	6.7	1.6	59			202	3,603	863	103			100%
Zinkgruvan	Proven	8,655		9.2	4.8	102				796	415	28			100%
	Probable	2,419		8.7	2.5	56				210	60	4			100%
	Total	11,074		9.1	4.3	92				1,007	476	33			100%
Galmoy	Proven	488		19.1	6.7	54				93	33	1			100%
	Probable	4		10.0	1.3	11				0	0	0			100%
	Total	492		19.0	6.7	53				94	33	1			100%
Nickel
Aguablanca	Proven	7,112	0.5				0.7		35				47		100%
	Probable	336	0.3				0.3		1				1		100%
	Total	7,448	0.5				0.6		36				48		100%
Lundin's share									2,109	4,902	1,439	169	48	110

Mineral Resources - inclusive of reserves									Contained Metal 000's (Ounces millions)
	Category	000's	Cu	Zn	Pb	Ag	Ni	Co	Cu	Zn	Pb	Ag	Ni	Co	Lundin
		Tonnes	%	%	%	g/t	%	%	T	T	T	Oz	T	T	Interest
Copper
Neves-Corvo	Measured	31,356	3.5	1.1	0.4	50			1,087	341	117	51			100%
	Indicated	3,696	2.5	0.8	0.6	58			92	28	21	7			100%
	Inferred	26,446	1.9	0.7	0.3	35			503	195	75	30			100%
Zinkgruvan	Measured	4,093	2.6	0.4		30			106	16		4			100%
	Indicated	203	2.3	0.3		27			5	1		0			100%
	Inferred	1,166	2.0	0.3		30			23	3		1			100%
Tenke	Measured	79,865	3.0					0.4	2,434					293	24.75%
	Indicated	271,058	2.5					0.2	6,672					641	24.75%
	Inferred	200,412	2.0					0.2	3,969					457	24.75%
Zinc
Neves-Corvo	Measured	60,727	0.4	6.1	1.4	61			237	3,725	834	119			100%
	Indicated	15,941	0.3	7.1	1.8	57			55	1,124	281	29			100%
	Inferred	20,441	0.4	5.0	1.2	56			74	1,023	251	37			100%
Zinkgruvan	Measured	9,517		10.6	5.4	113				1,009	514	35			100%
	Indicated	4,997		9.6	4.2	99				480	210	16			100%
	Inferred	4,295		9.6	3.1	67				412	133	9			100%
Galmoy	Measured	997		18.2	4.7	37				181	47	1			100%
	Indicated	132		10.5	0.8	7				14	1	0			100%
	Inferred	8		9.5	1.3	19				1	0	0			100%
Nickel
Aguablanca	Measured	12,972	0.5				0.6		61				71		100%
	Indicated	1,464	0.2				0.3		3				4		100%
	Inferred	506	0.2				0.3		1				1		100%
Lundin's share not including Inferred Resources									3,901	6,918	2,024	261	75	231

Notes on Mineral Reserves and Resources Table

Mineral Reserves and Resources are shown on a 100 percent basis for each mine. Mineral Resources for all operations are inclusive of Reserves and all estimates are prepared as at December 31, 2009.

Estimates for all 100% owned operations are prepared by or under the supervision of a Qualified Person as defined in National Instrument 43-101. Tenke Proven and Probable Reserves are estimated by the operator Freeport-McMoRan Copper & Gold Inc. (“Freeport”), and are prepared to SEC standards and are reviewed by Lundin Mining’s independent Qualified Persons.

Neves Corvo

The Mineral Resources are reported above cut-off grades of 1.0% for copper and 3.0% for zinc and the Mineral Reserves at a cut-off of 1.6% for copper and 4.3% for zinc. Mineral Reserves and Resources for Neves-Corvo were estimated by the mine’s geology and engineering department under the guidance of Nelson Pacheco, Chief Geologist and Fernando Cartaxo, Mine Planning Engineer, and audited by consultants Wardell Armstrong International (WAI). Qualified Persons are WAI personnel Mark Owen, Principle Geologist and Owen Mihalop, Senior Mining Engineer.

Zinkgruvan

The Zinc Mineral Resources and Mineral Reserves are reported above a 3.1% zinc equivalent cut off. The Copper Mineral Resources and Reserves are reported above cut-off grades of 1.5% copper and 2.0% copper respectively. The Qualified Persons responsible for the 2009 Zinkgruvan Mineral Resource and Reserve estimate are Per Hedström, Senior Geologist, and Lars Malmström, Chief Geologist, who are employed by the Zinkgruvan mine.

Aguablanca

The Mineral Resources are reported above a 0.2% nickel cut off and the Mineral Reserves above a 0.25% nickel cut off. Reserves and Resources for Aguablanca were estimated by Golder Associates Global Ibérica, S.L.U. Qualified Persons are Golder personnel Juan Alverez, Senior Mining Geologist and Juan Pablo Gonzalez, Senior Mining Engineer.

Galmoy

The Mineral Resources are reported above a cut-off of 4.5% zinc equivalent. The Mineral Reserves are those tonnes above a 6% zinc equivalent cut off that are amenable to mining and treatment at an adjacent mine. The Qualified Person responsible for the Galmoy Resource and Reserve estimate is Paul McDermott, Technical Services Superintendent who is an employee of Galmoy mine.

Tenke Fungurume

The Mineral Reserves and Resources use long term prices of US$1.60/lb for copper and US$10.00/lb for cobalt. The Mineral Resources are based on a cut off of 1.30% copper equivalent and a cobalt to copper factor of 4.00. The 2009 Mineral Reserves are based on pit limits defined in the current mine plan, use a cut off grade of 1.52% (acid soluble) copper equivalent and a cobalt to copper equivalency factor of 4.4. The Mineral Reserve estimates for Tenke have been reviewed by John Nilsson, P.Eng. of Nilsson Mine Services Ltd on behalf of Lundin Mining. The Mineral Resource estimates have been prepared by John Nilsson, P.Eng., and Ron Simpson P.Geo. of GeoSim Services Inc. who are independent consultants and Qualified Persons.